Filed by Devon Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company:  Devon Energy Corporation
                                                     Commission File No. 0-30176


                                 INVESTOR NOTICE

The following communication contains "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in the following communication that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are advised to read the joint proxy statement/ prospectus included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger because it contains important information. The joint proxy statement/prospectus has been filed with the SEC by Devon and Santa Fe Snyder. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Santa Fe Snyder with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260,
Attention: Investor Relations, telephone: (405) 552-4570, e-mail: nakita.rizzo@dvn.com. The joint proxy statement/prospectus and such other documents (relating to Santa Fe Snyder) may also be obtained for free from Santa Fe Snyder by directing such request to: Santa Fe Snyder Corporation, 840 Gessner, Suite 1400, Houston, Texas 10023, Attention: Investor Relations, telephone: (713) 507-5307, e-mail: nperry@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.

                             SLIDE SHOW PRESENTATION
                                 AUGUST 10, 2000

Slide 1 - Risk Factors

     "For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see forms 8-K dated January 26 and June 5, 2000, form 10-K dated March 30, 2000 and the Definitive Proxy dated July 21, 2000."

Slide 2 - Devon Overview

     o    Top 10 among U.S.-based independents
     o    Proved oil and gas reserves of 670 MMBOE (12/31/99)
     o    81% North America / 19% International
     o    Production mix: 62% gas / 38% oil
     o    Enterprise value approximating $6 billion
     o    Investment grade credit

Slide 3 - Total Proved Reserves

     (Bar graph showing Devon's proved reserves from 1987 to 1993 in MMBoe at year-end)

     1987     1988     1989     1990     1991     1992     1993
     ----------------------------------------------------------
     8        22       30       32       36       61       78

     Note: 1987-1993 represents historical Devon as reported prior to 1998 Northstar merger.

Slide 4 - Total Proved Reserves

     (Bar graph showing Devon's proved reserves from 1993 to 1999 in MMBoe at year-end)

     1993     1994     1995     1996     1997     1998     1999
     ----------------------------------------------------------
     78       106      115      179      184      299      670

     Note: 1993-1997 represents historical Devon as reported prior to 1998 Northstar merger.

Slide 5 - Reserves Per Common Share

     (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

     1987   1988   1989   1990*  1991*  1992*  1993   1994   1995   1996*  1997*  1998*  1999
     ----------------------------------------------------------------------------------------
     1.31   2.56   2.61   2.82   3.13   2.96   3.76   4.79   5.18   4.84   4.94   5.61   7.78

     Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
     * Fully Diluted

Slide 6 - Net Debt Per Boe

     (Bar graph showing Devon's net debt per Boe from 1987 to 1999) (Long term debt less working capital)

     1987   1988   1989   1990   1991   1992   1993   1994   1995   1996   1997   1998   1999
     ----------------------------------------------------------------------------------------
     1.16   1.33   0.19   0.74   0.78   0.68   0.83   0.85   1.17  -0.07  -0.34   1.25   1.47

     Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger. (1) Presented net of the book value of Devon's 7.1 million shares of Chevron common stock.

Slide 7 - Devon's Operating Results

     Cash Margin Per Share*        Earnings Per Share*
     1987     1999                 1987     1999
     -------------                 -------------
     1.15     6.03                -0.17     1.46
     * Fully Diluted

Slide 8 - Drilling Activity

     o    1988 - 1999
               > 2,400 wells drilled
     o    Historically high success rates

     Note: Excludes activity of Northstar Energy prior to 1998 merger with Devon.

Slide 9 - Reserve Growth from M & A

     (Bar graph showing the percentage of reserve growth through mergers and acquisitions.)

     1987   1988   1989   1990   1991   1992   1993   1994   1995   1996   1997   1998   1999
     ----------------------------------------------------------------------------------------
     3%     114%   27%    18%    2%     80%    21%    38%    15%    57%    1%     63%    135%

     Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.

Slide 10 - Mergers & Acquisitions

     Devon Resource Investors, 1988
     Alta Energy Corporation, 1994
     Kerr McGee Corporation, 1996
     Northstar Energy, 1998

Slide 11 - For Immediate Release

     May 25, 2000 -- Devon Energy and Santa Fe Snyder to merge creating a top 5 U.S. independent oil and gas company.

Slide 12 - Transaction Summary
     o    Structure: non-taxable merger
     o    Equity Ownership:  68% Devon
                             32% Santa Fe Snyder
     o    Exchange Ratio:  approximately 40.3 MM
               common shares, or .22 DVN per SFS share
     o    Board of Directors: proportional representation
     o    Devon's management remains; strengthened by SFS

Slide 13 - The Combined Company

     Proved Reserves:              1,056 MMBoe
     Reserve profile:              76% North America
                                   24% International
     Production Mix - N.A.         61% gas/39% oil
                    - Int'l        14% gas/86% oil
     Undeveloped Acreage (net)     32 million
     R/P Ratio:                    8.9 years
     Enterprise Value:             $9 Billion
     Credit Rating:                Investment Grade

Slide 14 - U.S. Peer Comparison

     (Bar Graph, reserves in MMBoe @ 6:1)

     APC/UPR    BR    UCL    DVN    KMG   APA   PXD   EOG   OEI   MUR
     ----------------------------------------------------------------
      1942     1709   1653   1056   915   807   605   602   415   401

     Note: Reflects proved reserves at 12/31/99 adjusted for material acquisitions and divestitures. Represents Pro-forma Devon/Santa Fe Snyder.

Slide 15 - Time Line
     o    May 26:  DVN and SFS announce merger
     o    June 23: File preliminary proxy materials
     o    July 21: File definitive proxy materials
     o    August 29:  Shareholder meetings
     o    Early Sept.:  Close merger

Slide 16 - Strategic Rationale

     Positive financial impact:
          o    Per share accretion
          o    $30 - $35 million annual cost savings
          o    Maintains/strengthens financial capacity

    Compelling property fit:
          o    U.S. core area overlap
          o    Broader international growth platform

Slide 17 - Reserves Per Common Share

     (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

     1987   1988   1989   1990*  1991*  1992*  1993   1994   1995   1996*  1997*  1998*  1999   1999ProForma
     -------------------------------------------------------------------------------------------------------
     1.31   2.56   2.61   2.82   3.13   2.96   3.76   4.79   5.18   4.84   4.94   5.61   7.78   8.36

     Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
     * Fully Diluted

Slide 18 - Six Months Operating Results

     Cash Margin Per Share*        Earnings Per Share*
     DVN      Pro Forma            DVN      Pro Forma
     ------------------            ------------------
     5.04     5.61                 1.67     1.97

     Note: Operating results from six months ended June 30, 2000.
     * Fully Diluted

Slide 19 - Pro Forma Financial Strength

     Net Debt / Total Capitalization         42%

     Net Debt / Enterprise Value             23%

     Net Debt / Annualized EBITDA*           1.12x

     * Annualized pro forma results from six months ended June 30, 2000.
     Note: Net debt presented net of the market value of Devon's 7.1 million share of Chevron common stock.

Slide 20 - Core Area Overlap
                              DVN       SFS     Pro Forma  % Change
Permian/Mid-Continent         223.3     95.0      318.3      42.5%
Rocky Mountains               113.8    105.3      219.1      92.5%
Gulf of Mexico/Gulf Coast      85.0     57.0      142.0      67.0%
Canada                        120.5    -          120.5       0.0%
International                 127.2    129.0      256.2     101.4%
                              -----    -----     ------     ------
   Totals                     669.8    386.3     1056.1      57.7%
(MMBOE @ 12/31/99)

Slide 21 - Reserve % by Division

Permian/Mid-Continent         30.2%
Rocky Mountains               20.7%
Gulf of Mexico/Gulf Coast     13.4%
Canada                        11.4%
International                 24.3%

Slide 22 - Permian Basin

     Map showing New Mexico and Texas with an outline of the Permian Basin.

     o    215 MMBoe Pro Forma
     o    Long reserve life index
     o    Oil leveraged
     o    2nd largest oil producer in New Mexico
     o    2000 capital budget - $122 MM

Slide 23 - Rocky Mountains

     Map showing the Powder River, Green River, Raton and San Juan Basins.

     o    219 MMBoe Pro Forma
          - 163 MMBoe Conventional
          - 56 MMBoe CBM
     o    Gas leveraged
     o    Significant CBM upside
     o    2000 capital budget - $112 MM

Slide 24 - Gulf of Mexico/Gulf Coast

     Map showing South Texas, South Louisiana and the Gulf of Mexico.

     o    142 MMBoe Pro Forma
     o    110 MMBoe offshore
     o    Top 10 shelf operator
     o    172 untested blocks; 90 deep water
     o    2000 capital budget - $330 MM

Slide 25 - Western Canada

     Map showing Devon's key properties in Alberta Canada.

     o    121 MMBoe Pro Forma
     o    Gas leveraged
     o    < $2.80 per Boe operating costs
     o    2.2 million net undeveloped acres
     o    2000 capital budget - $107 MM

Slide 26 - International Operations

     International map showing the countries in which Devon and Santa Fe Snyder have production and/or exploration.

Slide 27 - International Reserves Position
                                                    Reserves at    % Total
                                        Company       12/31/99     Company
                                        -------     -----------    -------
Azerbaijan                                DVN         107.7          10.2%
Indonesia                                 SFS          62.4           5.9%
Argentina                                 SFS          33.2           3.1%
Brazil                                    SFS          13.9           1.3%
Gabon                                     SFS          10.4           1.0%
Other                                   DVN/SFS        28.7           2.7%
  Totals                                              256.3          24.2%

Slide 28 - Azerbaijan

     Middle East map showing Azerbaijan and pipelines in the area.

Slide 29 - Southeast Asia

     Southeast Asia map showing the general location of the following areas:
     B7/38, PM308, Jabung, Jambi B, Tuban

Slide 30 - South America

     South America map showing the general location of the following basins:
     Cuyo Basin, Neuquen Basin, Potiguar Basin, Sergipe-Alagoas Basin, Espirito Santo Basin, Campos Basin, San Jorge Basin

Slide 31 - Capital Expenditures (Exploration & Development)
     ($MM)

     1996     1997     1998     1999     2000E    2000E
     --------------------------------------------------
     77       115      275      217      500      900

     Note: 1996-1997 represents historical Devon as reported prior to 1998 Northstar merger.

Slide 32 - A Decade of Opportunities

     o    2000              - 1st significant Powder River CBM production
     o    2001              - 1st significant production from Carauna Field
     o    2001 - 2002       - Canadian Foothills discovery on stream
     o    2002 - 2003       - Initial South Sumatra gas production
     o    2003              - Powder River CBM fully on stream
                            - Initial Pearl River Basin production
     o    2004 - 2006       - Raton Basin CBM peak production
     o    2005 - 2010       - Azerbaijan peak production

Slide 33 - Investment Merits

     o    Consistent per share growth
     o    Financial and operational discipline
     o    High impact M & A expertise
     o    Multiple large scale projects
     o    Crown Jewel producing properties